SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K/A
Amendment No. 1
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
For the fiscal year ended December 31, 2007
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
Commission file number: 001-13735

MIDWEST BANC HOLDINGS, INC.
401(k) Plan and Trust
(Full title of the plan)

Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

No. 1-3	Not applicable.

No. 4	The Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the “Plan”), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)	Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and 2006, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2007.

(b)	Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and 2006 and the related Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2007, 2006 and 2005, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (Registration No. 333-58899) with the Securities and Exchange Commission on July 10, 1998 and the Post-effective Amendment filed on May 19, 2008.
     We are amending the Plan’s Annual Report on Form 11-K, dated June 26, 2008, for the fiscal year ending December 31, 2007 (the “Original Form 11-K”), for the purpose of amending the discussion in Note 5 to the financial statements relating to the payment by the Plan of fees charged for investment management services by Midwest Bank and Trust Company, a subsidiary of Midwest Banc Holdings, Inc., which constitutes a prohibited transaction under federal laws and regulations applicable to employee benefit plans. Midwest Bank and Trust Company will appropriately reimburse the plan for this unintentional prohibited transaction. Supplemental Schedule H, Line 4d — Non-exempt Transaction was added to the filing to disclose the prohibited transactions.
     Other than the revision to Note 5 to the financial statements and Schedule H described above, no revisions have been made to the Plan’s financial statements for the 2007 fiscal year ended December 31, 2007 or any disclosures contained in the Original Form 11-K. The filing of this Form 11-K/A shall not be deemed an admission that the Original Form 11-K, when filed, knowingly included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: October 15, 2008

MIDWEST BANC HOLDINGS, INC. 401(k) PLAN AND TRUST
By:	/s/ Mary C. Ceas
Name: Mary C. Ceas
Title: Senior Vice President — Human Resources and Plan Administrator

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
Melrose Park, Illinois
FINANCIAL STATEMENTS
December 31, 2007 and 2006

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
Melrose Park, Illinois
FINANCIAL STATEMENTS
December 31, 2007 and 2006

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee and
   the Compensation Committee
Midwest Banc Holdings, Inc.
     401(k) Plan and Trust
Melrose Park, Illinois
We have audited the accompanying statements of net assets available for benefits of Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2007 and 2006, and the changes in its net assets for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplement schedule of delinquent participant contributions for the year ended December 31, 2007, the supplemental schedule of non-exempt transactions for the year ended December 31, 2007, and supplemental schedule of assets (held at end of year) as of December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Chicago, Illinois
October 15, 2008

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS
Participant-directed Investments, at fair value	$18,469,715	$16,550,698

Receivables, net	—	1,676

	18,469,715	16,552,374

LIABILITIES
Payables	(13,423)	—

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	18,456,292	16,552,374

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18,675)	14,339

NET ASSETS AVAILABLE FOR BENEFITS	$18,437,617	$16,566,713

See accompanying notes to financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007

Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments (Note 4)	$(838,582)
Dividends	1,134,020
Interest	30,505

325,943

Contributions
Participant wage deferrals	1,690,524
Employer	1,054,236
Rollovers	470,620

3,215,380

Total additions	3,541,323

Deductions from net assets attributed to
Benefits paid to participants	1,590,911
Administrative expenses	79,508

Total deductions	1,670,419

Net increase	1,870,904

Net assets available for benefits
Beginning of year	16,566,713

End of year	$18,437,617

See accompanying notes to financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution 401(k) plan covering all full-time and part-time employees of Midwest Banc Holdings, Inc. and its subsidiaries (the “Corporation”) who have one month of service or its equivalent and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code Sections 402(g) and 415 of their annual compensation. Participants are eligible for matching contributions after six months of service. The Corporation matches participant contributions at a rate of 1% more than the participant’s deferral percentage. The matching contribution is limited to 5% of a participant’s compensation.
Certain participant contributions totaling $2,784 and $1,938 in 2007 and 2006, respectively, were paid after the timeframe required by the Department of Labor. The Company remitted these contributions during 2007 and remitted related lost earnings to the Plan in 2007.
Participants’ Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Corporation’s contribution and (b) Plan earnings. Administrative fees are also allocated and charged to each participant’s account balance. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Audit fees are not charged to the participants’ account balances and are paid by the Corporation.
Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.
Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service and under the following schedule: 33% vested after one year, 66% vested after two years, and 100% after three years.
Payment of Benefits: Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or, if the participant’s balance is over $1,000, equal installments over a period not more than their assumed life expectancy (or their beneficiary’s assumed life expectancy) at the time of initial distribution.
Forfeited Accounts: Forfeitures of non-vested money from participant accounts are first used to pay plan expenses with any remaining sums being used to reduce future employer contributions. As of December 31, 2007 and 2006, the Plan had $25,654 and $12,586, respectively, available to pay plan expenses or reduce future employer contributions.
Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan terms range from one year to five years unless the loan proceeds are used to purchase a primary residence, in which case the loan term is a reasonable period that may exceed five years. Loans are secured by the balance in the participant’s account. The interest rate is fixed based on market conditions.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances in a variety of investment choices, including an option to invest in Midwest Banc Holdings, Inc. stock, as more fully described in the Plan’s literature. Participants may change their investment options at any time.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits.
Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.
Investment Valuation and Income Recognition: Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.
The Plan’s investments are stated at fair value, except for its collective trust fund that invests in a benefit-responsive contract (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contract using current yields of similar instruments with comparable durations.
Investments in mutual funds and Midwest Banc Holdings, Inc. common stock are stated at quoted market prices. Participant loans are carried at their remaining principal balance, which approximates fair value.
Risks and Uncertainties: The Plan provides for investment options in various mutual funds, common stock, and a collective trust fund. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
The Plan holds a significant amount of the Corporation’s stock as an investment of the Plan.
Payment of Benefits: Benefits are recorded when paid.
Reclassifications: Certain items in the prior year financial statements were reclassified to conform to the current year’s presentation. Such reclassifications had no effect on net assets available for benefits.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
New Accounting Pronouncement: In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), “Fair Value Measurements.” SFAS No. 157 defines fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The provisions SFAS No. 157 are effective for the fiscal year beginning after November 15, 2007 (January 1, 2008 for the Corporation). The Corporation is currently evaluating the impact, if any, of the provisions of SFAS No. 157 on the plan financial statements.
NOTE 3 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100% vested in their accounts, including employer contributions.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 4 — INVESTMENTS
The following presents the net assets of the Plan:

	2007	2006
Investments at fair value
Mutual funds
American Funds American Balanced Fund	$—	$1,914,838
American Funds EuroPacific Growth Fund	2,355,281	1,671,840
American Funds Growth Fund of America	2,232,537	1,547,212
Baron Partners Fund	2,624,775	13,394
Columbia Acorn Fund	1,295,964	36,955
Dreyfus S&P 500 Index Fund	—	807,157
DWS Core Fixed Income Fund	1,228,372	38,576
Federated Bond Fund	—	600,479
Federated Kaufmann Fund	—	2,211,775
Franklin Small-Mid Cap Growth Fund	—	876,194
Pioneer Cullen Value Fund	2,680,898	38,789
Van Kampen Comstock Fund	—	2,314,693
Vanguard Growth & Income Fund	981,723	25,107
Common stock
Midwest Banc Holdings, Inc. 106,183 and 89,927 shares at December 31, 2007 and 2006 (party-in-interest investment)	1,355,167	2,219,917

Investments at contract value
Collective trust fund
MetLife Stable Value Fund	1,696,869	1,504,878

Investments with smaller balances at fair value	1,999,454	743,233

Receivables, net	—	1,676
Payables	(13,423)	—

Net assets available for benefits	$18,437,617	$16,566,713

During the year ended December 31, 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$145,652
Common stock	(984,234)

$(838,582)

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 5 — PARTIES-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the audit of the Plan’s financial statements were paid by the Corporation.
Plan transactions with parties-in-interest during the year ended December 31, 2007 were as follows:

Identity	Relationship	Description	Amount
JULY Business Services	Plan Recordkeeper	Quarterly allocation fees	$12,406
Midwest Bank and Trust Company	Plan Investment Manager	Service Fees	63,905
Wedgewood Partners, Inc.	Plan Investment Manager	Service Fees	3,197

Total administrative expenses			$79,508

The Plan held the following party-in-interest investments at December 31, 2007 and 2006:

	2007	2006
Midwest Banc Holdings, Inc. common stock (at quoted market price)	$1,355,167	$2,219,917
Participant loans	483,927	368,257
Midwest Banc Holdings, Inc. paid $0.52 per share in dividends on its common stock for 2007. Common dividends are reinvested in common stock and therefore are included in the fair value (based on the quoted market price) of the common shares held in the Plan. Midwest Banc Holdings, Inc. common stock held in the Plan represented 0.4% of total shares outstanding at December 31, 2007 and 2006.
Midwest Banc Holdings, Inc. concluded that the payment by the Plan (starting in 2007) of the fees charged for investment management services by Midwest Bank and Trust Company, a subsidiary of Midwest Banc Holdings, Inc., constituted a prohibited transaction under the federal laws and regulations applicable to employee benefit plans. Midwest Bank and Trust Company will appropriately reimburse the Plan for this unintentional prohibited transaction.
NOTE 6 — TAX STATUS
Effective January 1, 2006, the Plan changed recordkeeper and adopted a non-standardized prototype plan of JULY (Texas Benefit Consultants). The new plan is substantially the same as the old plan. Previously, the Plan adopted a non-standardized prototype plan of American Express Tax & Business Services. The prototype plans have received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letters have been relied upon by this Plan. The Plan administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not individually sought a determination from the IRS on its qualification status.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 7 — RECONCILIATION TO FORM 5500
The net assets on the financial statements differ from net assets on the Form 5500 due to a stable value fund being recorded at contract value on the financial statements and at fair value on the Form 5500. The net assets on the financial statements were lower than Form 5500 at December 31, 2007. Additionally, the investment income on the Form 5500 for the year ended December 31, 2007 is higher by $33,014. At December 31, 2006, the net assets on the financial statements were higher than Form 5500. The investment income on the Form 5500 for the year ended December 31, 2006 is lower by $14,339. The Form 5500 return records a benefits payable at December 31, 2006. The following table reconciles the net assets available for benefits per the financials to the Form 5500.

	2007	2006
Net assets available for benefits per the financial statements	$18,437,617	$16,566,713
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,675	(14,339)
Amounts allocated to withdrawing participants	—	(5,000)

Net assets available for benefits per Form 5500	$18,456,292	$16,547,374

SUPPLEMENTAL SCHEDULES

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Years Ended December 31, 2007 and 2006
Name of Plan Sponsor: Midwest Banc Holdings, Inc.
Employer Identification Number: 36-3252484
Three-Digit Plan Number: 001

Year Ended December 31, 2007:

Participant Contribution Transferred	Total that Constituted Non-exempt
Late to Plan	Prohibited Contribution
$2,784	$2,784

Year Ended December 31, 2006:

Participant Contribution Transferred	Total that Constituted Non-exempt
Late to Plan	Prohibited Contribution
$1,938	$1,938

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
SCHEDULE H, LINE 4d — NON-EXEMPT TRANSACTIONS
Years Ended December 31, 2007
Name of Plan Sponsor: Midwest Banc Holdings, Inc.
Employer Identification Number: 36-3252484
Three-Digit Plan Number: 001

Year Ended December 31, 2007:

Plan Investment Management Fees Paid	Total that Constituted Non-exempt
To Plan Sponsor	Prohibited Transaction
$63,905	$63,905

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
Name of Plan Sponsor: Midwest Banc Holdings, Inc.
Employer Identification Number: 36-3252484
Three-Digit Plan Number: 001

		(c)
	(b)	Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value
		Mutual Funds

	American Funds	EuroPacific Growth Fund	#	$2,355,281
	American Funds	Growth Fund of America	#	2,232,537
	Baron Partner	Baron Partners Fund	#	2,634,775
	Columbia Acorn	Columbia Acorn Fund	#	1,295,964
	DWS	DWS Core Fixed Fund	#	1,228,372
	Legg Mason	Legg Mason Value Trust Inc. Fund	#	323,145
	Munder	Small Cap Value Fund	#	249,890
	Pioneer	Pioneer Cullen Value Fund	#	2,680,898
	Tocqueville	Tocqueville International Value Fund	#	199,087
	Vanguard	Growth and Income Fund	#	981,723
	Vanguard	Short Term Federal Fund	#	315,337

				14,487,009

		Common Stock
*	Midwest Banc Holdings, Inc.	Unitized Fund, including 106,183 shares of common stock	#	1,355,167
	Wedgewood Focused Portfolio	Unitized Fund, including 7,579 shares of common stock	#	404,160
		Collective Trust Fund

	MetLife	Stable Value Fund	#	1,715,544

		Cash and Equivalents

	Cash			23,908

		Loans

*	Participant Loans	Interest rates at 5.00% - 9.25%	—	483,927

		Total investments		$18,469,715

*	Party-in-interest.

#	Investment is participant-directed, therefore, historical cost is not required.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC